Exhibit EX-28.d.4.q.1

EXHIBIT A

SUBADVISORY AGREEMENT

AMONG

NATIONWIDE MUTUAL FUNDS,

NATIONWIDE FUND ADVISORS

AND BOSTON ADVISORS, LLC

Effective December 10, 2015*

Funds of the Trust	Subadvisory Fees
Nationwide Growth Fund	0.25% on Subadviser Assets up to $500 million; 0.225% on Subadviser Assets of $500 million and more but less than $1 billion; and 0.20% on Subadviser Assets of $1 billion and more

*	As approved at the Board of Trustees Meeting held on December 8-9, 2015

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IN WITNESS WHEREOF, the parties hereto have executed this Exhibit A on the effective date set forth above.

TRUST NATIONWIDE MUTUAL FUNDS

By:	/s/ Michael S. Spangler
Name:	Michael S. Spangler
Title:	President

ADVISER NATIONWIDE FUND ADVISORS

By:	/s/ Michael S. Spangler
Name:	Michael S. Spangler
Title:	President

SUBADVISER BOSTON ADVISORS, LLC

By:	/s/ Michael J. Vogelzang
Name:	Michael J. Vogelzang
Title:	President